VIA EDGAR

Chijet Motor Company, Inc.

No. 8, Beijing South Road

Economic & Technological Development Zone Yantai,

Shandong, CN-37 264006

China

August 14, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue

RE:	Chijet Motor Company, Inc.
Registration Statement on Form F-3
File No. 333-281314

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chijet Motor Company, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 16, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Carter Ledyard & Milburn LLP, request by telephone that such Registration Statement be declared effective.

Please contact Guy Ben-Ami, of Carter Ledyard & Milburn LLP, counsel to the Company, at (212) 238-8658, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Chijet Motor Company, Inc.

By:	/s/ Mu Hongwei
Name:	Mu Hongwei
Title:	Chief Executive Officer

cc:

Pang Zhang-Whitaker, Esq. Guy Ben-Ami,

Carter Ledyard & Milburn LLP